                                  SCHEDULE 14A
                                 (Rule 14A-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
                Proxy Statement Pursuant to Section 14 (a) of the
                         Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant [  ]
Filed by a Party other than the Registrant [ x ]
Check the appropriate box:
Preliminary Proxy Statement [X]
Confidential, for Use
of the Commission Only (as permitted by Rule 14a-6(e) (2) [  ]
Definitive Proxy Statement []
Definitive Additional Materials [  ]
Soliciting Material Pursuant to Rule 14a-11 (c) or Rule 14a-12

                    CITIZENS FIRST FINANCIAL CORP.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                     COMMITTEE TO PRESERVE SHAREHOLDER VALUE
--------------------------------------------------------------------------------
(Name of Person (s) filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[ X] No fee required
[  ] Fee computed on table below per Exchange Act Rules 14 (a)-6(i) (4) and
     0-11.

         1) Title of each class of securities to which transaction applies:

         ----------------------------------------------------------------------

         2) Aggregate number of securities to which transaction applies:

         ----------------------------------------------------------------------
         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

         ----------------------------------------------------------------------
         4) Proposed maximum aggregate value of transaction:

         -----------------------------------------------------------------------

         5) Total Fee Paid:
         -----------------------------------------------------------------------
[  ]  Fee paid previously with preliminary materials.

--------------------------------------------------------------------------------
[  ]     Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1) Amount Previously Paid:

         -----------------------------------------------------------------------
         2) Form, Schedule or Registration Statement No.:

         -----------------------------------------------------------------------
         3) Filing Party:

         -----------------------------------------------------------------------
         4) Date Filed:

         -----------------------------------------------------------------------

                          CITIZENS FIRST FINANCIAL CORP.
                                ________________

                         ANNUAL MEETING OF STOCKHOLDERS
                                 April 24, 2000
                               ___________________

         PROXY STATEMENT OF THE CITIZENS FIRST FINANCIAL CORP.COMMITTEE
                 TO PRESERVE SHAREHOLDER VALUE (THE "COMMITTEE")
                              [OPPOSES THE BOARD OF
                  DIRECTORS OF CITIZENS FIRST FINANCIAL CORP.]

This Proxy Statement and WHITE proxy card are being furnished to holders of the common stock (the "Stockholders"), par value $.01 per share (the "Common Stock") of Citizens First Financial Corp. (the "Company") a Delaware Corporation, in connection with the solicitation of proxies (the "Proxy Solicitation") by the Citizens First Financial Corp. Committee to Preserve Shareholder Value (the "Committee"). The Annual Meeting of Stockholders is to be held on April 24, 2000 at 3:00 p.m. (local time), at the Jumer Chateau, 1601 Jumer Drive, Bloomington, Illinois (the "Annual Meeting"). Stockholders who own the Common Stock on March 1, 2000 will be entitled to vote ("Annual Meeting Record Date"). The Company's principal executive offices are located at 2101 North Veterans Parkway, Bloomington, Illinois 61704.

At the Annual Meeting, the Company will be seeking (i) the election of two Directors for a term of three years or until his successor has been elected and qualified and (ii) ratification of the appointment of OLIVE LLP, as independent auditors.

The Committee members own approximately 96,750 shares (4.75%) of the Company's outstanding Common Stock and are soliciting the votes of other Stockholders to elect two Directors at this year's Annual Meeting. The Committee is soliciting your proxy in support of the election of Lawrence B. Seidman ("Seidman") and James D. Dickinson ("Dickinson") the ("Committee Nominees") to the Company's Board of Directors.

The Committee consists of Seidman and Associates, L.L.C. ("SAL"), a New Jersey Limited Liability Company; Seidman Investment Partnership, L.P.; ("SIP"), a New Jersey Limited Partnership; Seidman Investment Partnership II, L.P.("SIP II"); Kerrimatt, L.P. ("Kerrimatt"); Federal Holdings, LLC ("Federal");Dickinson and Seidman, individually. This Proxy Statement and WHITE proxy card are being first mailed or furnished to Stockholders on or about March 10, 2000.

The Committee's goal is to preserve shareholder value and it is the opinion of the Committee that one of the best ways to accomplish this goal is through the representation of significant shareholders on the Board of Directors. Through representation on the Board of Directors, the Committee Nominees will attempt to persuade the Board of Directors to: (i) accelerate the Company's share repurchase program; and (ii)retain an investment banker to determine the value of the Company in a sale versus remaining independent.

Remember, your last dated proxy is the only one which counts, so return the WHITE card even if you delivered a prior proxy. We urge you not to return any proxy card sent to you by the Company.

Your vote is important, no matter how many or how few shares you hold. If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, please return the WHITE proxy card in the envelope provided by your Bank or Broker or contact the person responsible for your account and give instructions for such shares to be voted for the Committee Nominees.

If your shares are registered in more than one name, the WHITE proxy card should be signed by all such persons to ensure that all shares are voted for the Committee's Nominees.

Please refer to the Company's proxy statement for a full description of management's proposals, the securities ownership of the Company, the share vote required to ratify each proposal, information about the Company's Officers and Directors, including compensation, information about the ratification of the appointment of OLIVE, LLP, as independent auditors and the date by which Stockholders must submit proposals for inclusion in the next Annual Meeting.

Holders of record of shares of Common Stock on the Annual Meeting Record Date are urged to submit a proxy even if such shares have been sold after that date. The number of shares of Common Stock outstanding as of the Annual Meeting Record Date is 2,033,477. Each share of Common Stock is entitled to one vote at the Annual Meeting.

If you have any questions or need assistance in voting your shares, please call:

                           Beacon Hill Partners, Inc.
                                 90 Broad Street
                            New York, New York 10004
                         (Call Toll Free (800) 755-5001)

                              THE COMMITTEE'S GOAL:

                        OUR GOAL IS TO MAXIMIZE THE VALUE
                         OF THE COMPANY'S STOCK FOR ALL
                                  STOCKHOLDERS.

The Committee believes its fellow Stockholders have the same goal: to maximize the value of the Company's stock they purchased. The Committee believes that the Company should immediately retain an investment banker to explore a sale of the Company at a premium. Concurrently, the investment banker should also evaluate whether the Company can make in-market accretive acquisitions (acquisitions that will add to the earnings per share of the Company within one year). The
Committee does not believe that the value of the Company's stock can be maximized solely through internal growth. Notwithstanding whether the Company is an acquirer, or seller, the Company must become more aggressive in repurchasing its shares. If the Company cannot grow through accretive acquisitions, then the goal to maximize value can be accomplished most effectively by selling the Company. The only way the Committee can be assured that its proposals receive appropriate consideration is through Board representation. The Committee has urged management to pursue acquisition/merger discussions with potentially interested banks so the Company could properly compare the economic benefits of an acquisition of other financial institutions to a sale of the Company. The Company is aware that after Mr. Seidman filed a Schedule 13D with respect to Eagle BancGroup, Inc. ("EGLB"), a bank also located in Bloomington. EGLB was sold to First Busey Corporation at a significant premium.

The Company's stock, based upon its closing price of $16.50 on February 23, 2000, is trading at 97.5% of its December 31, 1999 $16.92 book value and 28.44 times its December 31, 1999 diluted earnings per share. In the opinion of the Committee, unless the Company can do an accretive acquisition, a sale of the Company at this time may be more beneficial than the Company remaining an independent financial institution, especially because of the Company's relative low equity to asset ratio of approximately 10.8%. These facts are supported by the following chart, which reflects the price to book value, equity to asset ratio and price to earnings multiple paid in connection with the below list of mergers:(The EGLB transaction is the closest comparable to the Company because of location.)

                 SEVERAL 1999 COMPLETED ILLINOIS THRIFT MERGERS

DATE           TARGET/                   TOTAL    FINAL DEAL PRICE        EQUITY
COMPLETED      ACQUIRER                  ASSETS*      DIVIDED BY            TO
                                                  Book        LTM         ASSET
                                                  Value(%)  EPS (X)       RATIO
-------------------------------------------------------------------------------
1/31/99    First Mutual Bancorp          374.7M   121         35.5       15.1
           Union Planters Corp            31.7B

4/30/99    Calumet Bancorp Inc.          479.1M   115         18.5       18.33
           FBOP Corporation                3.2B

10/01/99   St. Paul Bancorp, Inc.       6,032.8B  183         29.42       8.33
           Charter One Financial       24,554.8B

10/29/99   Eagle BancGroup, Inc.          177.9M  142         33.87      10.68
           First Busey Corp.              958.4M

    *As of December 31, 1999, the Company had $316 million in total assets.



                      SALE OF CBK'S EUREKA, ILLINOIS BRANCH

On January 11, 2000, Citizens First Financial Corp. ("CBK") announced a sale of its Eureka, Illinois branch facility to Morton Community Bank. The branch has approximately $26 million in deposits and was sold for approximately a ten (10%) percent deposit premium. After the sale CBK, based upon the December 31, 1999 financial statement, will still have approximately $195 million in deposits. Based solely upon a sale of the balance of the Company for the same 10% deposit premium CBK stock would be worth approximately $26.43 per share which is approximately a $10.00 premium over its present trading price.

If a sale of the Company is not possible at a satisfactory price, the Committee Nominees, if elected, will work to increase the Company's earnings, earnings per share, earning assets and deposits and will strongly recommend that the Company aggressively pursue its stock repurchase program. The Board of Directors of the Company would have to determine a satisfactory price which could be either all cash or a combination of cash and stock. To accomplish the Committee's goal, Seidman and Dickinson, if elected, will need the cooperation of three of the other Directors.

When you return the Committee's proxy card you are only voting for Seidman and Dickinson.

                            THEREFORE A VOTE FOR THE
                          COMMITTEE NOMINEES IS A VOTE
                             TO START THE PROCESS TO
                         ACCELERATE THE SHARE REPURCHASE
                            PROGRAM, ATTEMPT TO DO AN
                            ACCRETIVE ACQUISITION AND
                              IF NOT POSSIBLE SELL
                            THE COMPANY FOR A PREMIUM
                          PRICE WHICH IS OPPOSED BY THE
                          PRESENT BOARD AND MANAGEMENT

Each Stockholder should be aware that the present election is only to elect a Director to the Board of Directors of the Company and has nothing to do with the election of Directors to Citizens Savings Bank, F.S.B., (the "Association"), the wholly owned banking subsidiary of the Company. The present Directors of the Company, even if Seidman and Dickinson win this election, will still be able to appoint the Board of Directors of the Association, including the Company Nominees, even if they lose the election.

The Committee bases its position that the Board of Directors and Management of the Company oppose a sale upon a statement to Seidman by the President of the Company. Specifically, the President has told Mr. Seidman that at the present time the Board is not interested in selling the Company.

                            THE COMPANY'S STOCK PRICE

Since the Company's last Annual Meeting held on April 26, 1999 to February 7, 2000, the date that Seidman notified the Company of his intention to seek Board representation, the Company's stock price had declined from $13.875 to $12.875, an approximate 7.2% decline. Since the February 7, 2000 notification, the stock has increased in price from $12.875 to approximately $16.00 as of February 24, 2000. Based upon the above charts which detail the price paid for the completed and pending thrift acquisition in Illinois, the Committee believes that the Company could be sold for a significant premium over its present trading price of $______(March --, 2000), however there is no guarantee that this can be accomplished.

                  MR. SEIDMAN'S PAST HISTORY OF PROMOTING THE
                        MAXIMIZATION OF SHAREHOLDER VALUE

Mr. Seidman recently has been involved in proxy contests with three separate companies, Wayne Bancorp, Inc. ("WYNE"), IBS Financial Corp.("IBSF") and South Jersey Financial Corp. ("SJFC") seeking to maximize shareholder value by a sale of the respective companies. WYNE and IBSF were sold at significant premiums to their book value and earnings, as shown by the following chart:

                                                       Announced
                                                       Multiples [X]
Seller                   Buyer                         Book Value %  LTM EPS [X]
--------------------------------------------------------------------------------
Wayne Bancorp, Inc.      Valley National Bancorp       2.00           31.7
IBS Financial Corp.      Hudson United Bancorp.        1.76           38.0.


Mr. Seidman, as a representative for others, including some of the Committee members, won a proxy contest against South Jersey Financial Corporation ("SJFC") and caused two directors, out of the three directors up for election, to be elected to the SJFC Board. Mr. Seidman and Richard Baer presently are members of the SJFC Board.

In addition, Mr. Seidman filed a Schedule 13D disclosing a plan to maximize shareholder value through a sale of 1st Bergen Bancorp, Inc. ("FBER") and Eagle BancGroup, Inc. ("EGLB"). Both institutions were sold shortly after the respective announcement. FBER was sold to Kearney Savings Bank for 146 % of book value and 34.4 times earnings. EGLB was sold to First Busey Corporation for 1.36% of book value and 33 times earnings. These companies were sold at a significant premium to book value and earnings and its prevailing stock price. There is no guarantee that the Company can be sold for a premium equal to or greater than the premium paid for the other companies mentioned in this proxy statement.

On February 25, 1999, Mr. Seidman, as a representative for others, including some of the Committee Members, entered into an Agreement with CNYF Financial Corporation ("CNYF"), wherein CNYF agreed to increase the size of its Board of Directors by one and to add Seidman as a Director. Mr. Seidman and the Members of the Committee involved agreed to certain restrictions. The material restrictions in this Agreement established the following undertakings: (i) to not acquire more than 9.9% of the outstanding CNYF stock before its year 2000 Annual Meeting; (ii) to vote for the CNYF stock option and restricted stock plan and amendments thereto; (iii) to not solicit proxies or submit proposals prior to the year 2000 Annual Meeting; (iv) to vote all shares in favor of Seidman and the two (2) Board Nominees at the 1999 Annual Meeting; and (v) not to do anything indirectly that it could not do directly. Mr. Seidman voted his shares in support of CNYF stock based compensation plans and he became a director of CNYF. Mr. Seidman agreed to the restrictions because it was his opinion that the CNYF directors and management were focused on maximizing shareholder value, and the Agreement would accelerate the accomplishment of this goal. Mr. Seidman is still a director of CNYF. On December 29, 1999, CNYF was sold to Niagara Bancorp for $18.75 per share which was approximately 130% of book value and 27.57 times the last twelve months earnings.

                 ELECTION OF SEIDMAN AND DICKINSON AS DIRECTORS

Lawrence Seidman is 52 years old and his address is 19 Veteri Place, Wayne, NJ 07470. Since March 10, 1999, Mr. Seidman has been the President, General Counsel and a Director of Menlo Acquisition Corporation. Mr. Seidman is also Manager of Seidman & Associates, L.L.C., President of Veteri Place Corp., the sole General Partner of Seidman Investment Partnership, LP, Seidman Investment Partnership II, LP, Manager, of Federal Holdings, L.L.C. and business consultant to certain partnerships and individuals, including, but not limited to, Kerrimatt, LP. He is also a director of CNYF and SJFC and their respective bank subsidiaries.

James D. Dickinson is 62 years old and his address is 1301 East Washington Street, Bloomington, IL 61701. During the period from October 1976 to March 1, 2000, Mr. Dickinson was employed by Illinois Healthcare Insurance Company, American Union Insurance Company and other companies of the Union Insurance Group. Mr. Dickinson retired on February 29, 2000, as Vice President-Treasurer and Controller of the Illinois Healthcare Insurance Company and American Union Insurance Company. Starting on March 1, 2000, Mr. Dickinson will become a consultant to American Union Insurance Company, Illinois Healthcare Insurance Company and a self-employed accountant.

The members of the Committee have agreed to act in concert; however, they have expressly reserved the right to terminate their agreement to act in concert.

During the last ten (10) years: (i) none of the Committee members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) none of the Committee Members, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) the Committee Members, other than SIPII, Kerrimatt and Dickinson, were parties to a civil proceeding which ultimately mandated activities that were subject to federal securities laws. Specifically, a civil action was filed by IBSF, during the proxy contest with certain members of the Committee, in the U.S. District Court. [This litigation named the Members of the Committee, as Defendants; except, SIPII, Kerrimatt and Dickinson.] The claim was made that three members on the Committee did not make all of the disclosures required by the Securities Exchange Act of 1934. The District Court entered a Judgment dismissing the claims made by IBSF. The Third Circuit Court of Appeals reversed in part, and remanded the matter, determining that two (2) additional disclosures should have been made. Pending the remand, an Amended Schedule 13D was filed making additional disclosures with regard to Seidcal Associates and Kevin Moore concerning the background, biographical and employment, information on Brant Cali of Seidcal and Kevin Moore of Federal. Thereafter, the District Court entered a Judgment After Remand which directed the inclusion of these disclosures in the Schedule 13D.

None of the Committee members is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition none of the Committee members or any associates of the Committee members have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

As shown on Appendix B, certain of the Participants sold CBK stock within the past two years.

Mr. Seidman is the manager of SAL and Federal, and is the President of the Corporate General Partner of SIP and SIPII and the investment manager for Kerrimatt; and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade, and vote these securities. SAL, SIP, SIP II, Kerrimatt and Federal were all created to acquire, hold, and sell publicly-traded securities. None of these entities was formed to solely acquire, hold, and sell the Company's securities. Each of these entities owns securities issued by one or more companies other than the Company. The members and limited partners in SIP, SIP II, SAL, Kerrimatt and Federal are all passive investors, who do not - and cannot - directly, or indirectly, participate in the management of these entities, including without limitation proxy contests. Seidman's compensation is, in part, dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Company's securities.

On November 8, 1995, the acting Director of the Office of Thrift Supervision ("OTS") issued a Cease and Desist Order against Seidman ("C & D"), after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. (See Note 1 of Appendix A.)

The voting power over the Company's securities is not subject to any contingencies beyond standard provisions for entities of this nature (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner.

Additional Information concerning the Committee is set forth in Appendices A and B hereto. Each of the individuals listed on Appendix A attached hereto is a citizen of the United States.

                                    AUDITORS
The Committee has no objection to the ratification of the appointment of OLIVE , LLP, as independent accountants for the Company for the fiscal year ending December 31, 2000.

                             SOLICITATION; EXPENSES

Proxies may be solicited by the Committee by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Phone calls will be made to individual shareholders by Dickinson and Seidman and employees of Beacon Hill Partners, Inc. Seidman and Dickinson will be principally responsible to solicit proxies for the Committee and certain of Seidman's employees will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Committee's solicitation material to their customers for whom they hold shares and the Committee will reimburse them for their reasonable out-of-pocket expenses. The Committee has retained Beacon Hill Partners, Inc. to assist in the solicitation of proxies and for related services. The Committee will pay Beacon Hill Partners, Inc. a fee of up to $20,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Committee has also agreed to indemnify Beacon Hill Partners, Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. The Securities and Exchange Commission deems such an indemnification to be against public policy. Approximately six (6) persons will be used by Beacon Hill Partners, Inc. in its solicitation efforts.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by Seidman, SAL, SIP and SIP II.

Although no precise estimate can be made at the present time, the Committee currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Committee will be approximately $25,000 of which $1,000 has been incurred to date. The Committee intends to seek reimbursement from the Company for those expenses incurred by the Committee, if the Committee's Nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Stockholders.

For the proxy solicited hereby to be voted, the enclosed WHITE proxy card must be signed, dated, and returned to the Committee, c/o Beacon Hill Partners, Inc., in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Committee Nominees, you must submit the enclosed WHITE proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed WHITE proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. Execution of a WHITE proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date to the Committee; or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

Shares of Common Stock represented by a valid, unrevoked WHITE proxy card will be voted as specified. You may vote for the Committee's Nominees or withhold authority to vote for the Committee's Nominees by marking the proper box on the WHITE proxy card. Shares represented by a WHITE proxy card where no specification has been made will be voted for the Committee's Nominees and for OLIVE LLP, as auditors.

Except as set forth in this Proxy Statement, the Committee is not aware of any other matter to be considered at the Annual Meeting. The persons named as proxies on the enclosed WHITE proxy card will, however, have discretionary voting authority as such proxies regarding any other business that may properly come before the Annual Meeting.

If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please return the proxy in the envelope provided to you or contact the person responsible for your account and instruct that person to execute on your behalf the WHITE proxy card.

Only holders of record of Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Stockholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Annual Meeting Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the WHITE proxy card, even if you sell such shares after such date.

The Committee believes that it is in your best interest to elect the Committee's Nominees as Directors at the Annual Meeting. THE COMMITTEE STRONGLY RECOMMENDS A VOTE FOR THE COMMITTEE NOMINEES AND FOR THE PROPOSED AUDITORS.

 THE CITIZEN FIRST FINANCIAL CORP.COMMITTEE TO PRESERVE SHAREHOLDER VALUE.




                              I M P O R T A N T !!!

If your shares are held in "Street Name" only your bank or broker can vote your shares and only upon receipt of your specific instructions. Please return the proxy provided to you or contact the person responsible for your account and instruct them to vote for the Committee's Nominees on the WHITE proxy card.

If you have any questions, or need further assistance, please call Lawrence Seidman at 973-560-1400, Extension 108, or, our proxy solicitor: Beacon Hill Partners, Inc., 90 Broad Street, New York, New York 10004, at 800-755-5001.

                                   APPENDIX A

                      THE COMMITTEE TO MAXIMIZE SHAREHOLDER
                             VALUE AND ITS NOMINEES

The participants who comprise the Committee own in the aggregate 96,750 shares of Common Stock, representing approximately 4.75% of the shares outstanding and are as follows:

Seidman and Associates, L.L.C. ("SAL"), is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership, L.P. ("SIP"), is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership II, L.P. ("SIPII"), is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Kerrimatt, LP (Kerrimatt), is a limited partnership formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities until May 2000.

Federal Holdings L.L.C. ("Federal"), is a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at One Rockefeller Plaza, 31st Floor, New York, NY 10020. Lawrence B. Seidman is the Manager of Federal and has sole investment discretion and voting authority with respect to such securities.

Seidman is a private investor, with discretion over certain client accounts and is the Manager of Federal and SAL, and the President of the Corporate General Partner of SIP and SIP II and the investment manager of Kerrimatt. See Footnote No. 1 below for information concerning regulatory action.

James D. Dickinson is a private investor.

         Name            Business Address       # of shares of
                                                 common stock
                                               beneficially owned   % of Class

Seidman and Associates    100 Misty Lane              19,200            *
L.L.C. (SAL)              Parsippany, NJ 07054

Seidman Investment         19 Veteri Place            17,300            *
Partnership, L.P. (SIP)    Wayne, NJ 07470

Seidman Investment         19 Veteri Place             9,300            *
Partnership II, L.P.       Wayne, NJ 07470
(SIPII)

Kerrimatt, LP              80 Main St.                12,400            *
                           West Orange, NJ 07052

Federal Holdings, LLC      One Rockefeller Plaza       9,300            *
                           New York, NY 10020

Lawrence B. Seidman (1)    100 Misty Lane             80,300            3.94%
                           Parsippany, NJ 07054

James D. Dickinson         1301 East Washington St.   16,450            *
                           Bloomington, Il 61701
______________________________________
(1)Sonia Seidman, Seidman's wife owns 3,000 shares which are included in the above share ownership. Seidman may be deemed to have sole voting power and dispositive power as to 80,300 shares beneficially owned by SIP, SIP II, SAL, Kerrimatt and Federal. On November 8, 1995, the acting director of the Office of Thrift Supervision (OTS) issued a Cease and Desist Order against Seidman ("C & D") after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C & D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed.

                                                    TOTAL COSTS/
                              DATE     PRICE         PROCEEDS         SHARES
-------------------------------------------------------------------------------
SEIDMAN & ASSOCIATES LLC
                               7999   14.675         147375          10,000
                               7999    14.50          147375          10,000
                              71399    14.50           72750           5,000
                              71999   14.875           71640           4,800
                              81399    14.50        149719.5          10,290
                              82599    14.50         7099.76             500
                              82799    15.25     -151,994.92         -10,000
                              82799    15.25     -151,994.92         -10,000
                              82799    15.25      -75,997.46          -5,000
                              82799    15.25      -72,957.56          -4,800
                              82799    15.25     -156,402.76         -10,290
                               9899     14.5       -7,099.76            -500
                             121399    12.18      146,100.00          12,000
                               1600    11.80       17,700.00           1,500
                              12600    12.05       68,659.92           5,700
                               2300    12.18      119,840.28           9,800



-----------------------------------------------------------------------------
SUB-TOTAL                                         331,812.08          29,000

SEIDMAN INVEST. PARTNERSHIP,LP
                              71299     14.5       11,558.40             800
                              71399     14.5       21,825.00           1,500
                              81399     14.5       36,375.00           2,500
                              82799    15.25      -12,159.59            -800
                              82799    15.25      -37,998.73          -2,500
                              82799    15.25      -22,799.24          -1,500
                             121399    12.18       79,137.50           6,500
                             121599    12.08       18,126.00           1,500
                             122099    11.97       17,933.40           1,500
                             122399    12.01       33,624.36           2,800
                              12400    11.93       13,117.50           1,100
                              12800    12.05      208,933.76           3,900


-----------------------------------------------------------------------------

SUB-TOTAL                                         367,673.36          17,300

LAWRENCE B. SEIDMAN & CLIENTS
                              11000    11.80        4,720.00             400
                              11100    11.80       30,680.00           2,600

-----------------------------------------------------------------------------
SUB-TOTAL                                          35,400.00           3,000


KERRIMATT, LP
                              81399    14.50       72,750.00           5,000
                              82799    15.25      -75,997.45          -5,000
                             121399    12.18       79,137.50           6,500
                             122399    12.01       33,624.36           2,800
                              11900    11.93       23,850.00           2,000
                              12400    11.93       13,117.50           1,100



-----------------------------------------------------------------------------
SUB-TOTAL                                         146,481.91          12,400

FEDERAL HOLDINGS LLC
                              81399     14.5           72750            5000
                              82799    15.25       -75997.45           -5000
                             121399    12.18       79,137.50           6,500
                             121699    12.18       15,827.50           1,300
                             122099    11.96       17,933.40           1,500

-----------------------------------------------------------------------------
SUB-TOTAL                                         109,650.95           9,300

SEIDMAN INVEST. PARTNERSHIP II, LP
                              71399     14.5       72,750.00            5000
                              81399     14.5       72,750.00            5000
                              82799    15.25      -75,997.45           -5000
                              82799    15.25      -75,997.45           -5000
                             121399    12.18       79,137.50           6,500
                             122099    11.96       17,933.40           1,500
                               1500    11.93       15,502.50           1,300

-----------------------------------------------------------------------------
SUB-TOTAL                                         106,078.50           9,300

JAMES D. DICKINSON
                               5196    10.00      264,500.00          26,450
                               8796    10.13      -50,413.12          -5,000
                              81996    10.63      -52,910.28          -5,000

-----------------------------------------------------------------------------
SUB-TOTAL                                         161,176.60          16,450

                                      TOTAL     1,258,273.40          96,750

                                    P R O X Y

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF CITIZENS FIRST FINANCIAL CORP. BY CITIZENS FIRST FINANCIAL CORP.COMMITTEE TO PRESERVE SHAREHOLDER VALUE.

                         ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Lawrence B. Seidman and James D. Dickinson with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $.01 per share of Citizens First Financial Corp., (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on April 24, 2000, at 10:00 a.m. (local time) or any adjournment(s) or postponement(s) thereof (the "Meeting"), as follows:

1. ELECTION OF DIRECTORS - To elect LAWRENCE B. SEIDMAN AND JAMES D. DICKINSON

             -- FOR             -- AGAINST             -- WITHHOLD

To withhold authority to vote for the election of Lawrence Seidman or James D. Dickinson, write the respective name in the following space or withhold authority for Lawrence Seidman and James D. Dickinson by placing an X next to Withhold.)

2.  APPOINTMENT OF OLIVE, LLP AS INDEPENDENT ACCOUNTANTS FOR THE
    FISCAL YEAR ENDING DECEMBER 31, 2000:

                    For ___ Against ___ Abstain __

 IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.


This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Stockholder. Unless otherwise specified, this proxy will be voted "FOR" the election of the Committee's Nominees as a Director and "FOR" the appointment of OLIVE, LLP, the independent accountants. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

                                       Dated:___________________________________

                                       _________________________________________
                                                                     (Signature)
                                       _________________________________________
                                                    (Signature, if jointly held)

                                     Title: ____________________________________


 PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.